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Exhibit (a)(1)(xvii)

Kudelski's Premium Tender Offer at US$ 1.55 per Share Superior to
OpenTV's Standalone Prospects with Near Terms Revenues and
Profitability at Risk

  •
  Recent profitability is not sustainable with 60% of revenues at risk in current business trends

  •
  Kudelski is committed to executing the US$ 100-150 MM required investment plan to ensure OpenTV's sustainability, irrespective of the outcome of the transaction

  •
  The offer expires on November 12, 2009 11:00 pm Eastern time

        Cheseaux, Switzerland—November 9, 2009—The Kudelski Group (SIX: KUD.VX) today commented on its tender offer commenced on October 5, 2009 to acquire all outstanding Class A shares of OpenTV Corp. (NASDAQ: OPTV) not already owned by Kudelski or its subsidiaries for US$1.55 per share in cash, implying a total equity value of at least US$215 million(1).

(1)
Based upon valuing the aggregate Class A and Class B shares at the US$1.55 per share offer price. Does not reflect any premium that would be associated with the higher voting Class B shares.

        The Kudelski Group is committed to supporting OpenTV's customer franchise, management, employees and other stakeholders and has a clear plan requiring significant investments to ensure the mid- and long-term sustainability of OpenTV. Kudelski is determined to execute the plan, and, as a respectful controlling shareholder, will not compromise OpenTV's sustainability for purely short term profit. Therefore, Kudelski would like to make sure that shareholders currently holding OpenTV shares understand the potential implications and risks for those who choose not to tender their shares.

        The fairness and the merit of the transaction have been recognized by key customers and many shareholders. Here are some additional key facts supporting that the premium all cash offer provides higher value for all OpenTV shareholders relative to the current standalone strategy:

SEVERE CHALLENGES AHEAD FOR OPENTV

        OpenTV's top 20 current customer business is declining, and a transformation is required. Below are several facts that support this assessment:

  1.
  In its October 26, 2009 press release titled "BSkyB and OpenTV Extend Partnership" OpenTV said, "Sky has licensed OpenTV's patents and other intellectual property rights to support ongoing development of the company's digital television platform." While Kudelski highly values OpenTV's excellent relationship with BSkyB and sees it as a cornerstone of OpenTV's business, it is evident that the current relationship is changing. The new agreement will move OpenTV's relationship with BSkyB from a de-facto sole middleware provider to a licensor of intellectual property enabling the use of set-top boxes without OpenTV middleware. The license agreement allows BSkyB to build its own solutions, whereas previously the license was always included in OpenTV's products and solutions. While Kudelski fully supports OpenTV's efforts to remain the leading middleware supplier to BSkyB and other News Corp. accounts, this recently announced agreement will materially reduce OpenTV's revenues and profitability. BSkyB has repeatedly led the way for other News Corp. operators, so there is a risk that the BSkyB transition expands to other parts of News Corp. According to the latest OpenTV 10-K, revenues received from News Corp. entities represented 29% of the company's total revenues in 2008.

  2.
  OpenTV and Kudelski Group entities such as Nagravision share multiple joint accounts. While OpenTV is the preferred partner in such accounts, Nagravision is not in a position to recommend OpenTV solutions when the OpenTV solution does not address market needs. Kudelski sees that most of its future business will be generated by new solutions not currently addressed by OpenTV middleware. In order for the Kudelski Group to continue to bring new customer prospects to OpenTV, OpenTV's product roadmap should be drastically accelerated and completed, as advocated by Kudelski. In 2008, around 30% of OpenTV's revenues were with joint Kudelski accounts, and US$8.6 MM came directly through the Kudelski resale agreement.

  3.
  As disclosed in OpenTV's 2008 10-K, annual revenues from EchoStar, once a top OpenTV customer, have declined nearly 60% (from US$13.2 MM to US$5.8 MM) since 2006, when EchoStar's revenue contribution was 13% of OpenTV's total revenues. This trend is likely to continue.

  4.
  OpenTV's past and current R&D efforts account for an important percentage of its revenues, but are not sufficient to service all forecasted customer accounts nor to compensate for revenue erosion from OpenTV's current top 20 accounts.

        In total, the above revenue sources represented approximately 60% of OpenTV's 2008 revenues. A significant amount of that revenue is at risk. As detailed in its presentation filed with the SEC on October 26, 2009, Kudelski's projections for OpenTV's 2011 revenues assumed 15% middleware billings adjustments. Recent developments confirm this downward trend, and Kudelski believes OpenTV's revenues generated with current top 20 customers are likely to further decline. Alternative approaches to valuing OpenTV did not take these important factors into account. In its 12 years of existence, OpenTV has been profitable in only one year; the loss of a single major account would have a significant bottom-line negative impact.

        Kudelski would like to correct some inaccurate statements and arguments that have been made about the transaction:

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  In such a fast evolving and highly volatile technological environment, using historical valuation metrics and inappropriate comparables as a basis for measuring the fair value of OpenTV is misleading. The problem is magnified when the comparison ignores the business fundamentals and investment environment facing OpenTV today. Kudelski does not believe that comparing OpenTV's subscale operations with an optimally sized organization with a different scope of activities is appropriate, especially in an industry where size does matter.

  •
  Discovery Group was until recently OpenTV's second largest investor and previously made public statements suggesting that Kudelski's $1.55 per share offer price was materially too low. In recent weeks Discovery Group sold more than seven million shares, representing the majority of its OpenTV shareholdings, for an average sale price below US$1.55 per share. We believe this is a significant development and indicates that Discovery Group has revised its assessment of OpenTV's value and recognizes the superior value of our offer.

SHAREHOLDERS SHOULD DECIDE BEFORE EXPIRATION ON NOV. 12

        As a reminder, the tender offer and withdrawal rights are scheduled to expire at 11:00 pm New York City time on Thursday, November 12, 2009, unless extended. To learn more about the tender offer, please visit www.opentvvalue.com where you will find the latest information, frequently asked questions and relevant SEC filings containing further details on the tender offer. If you have any questions, please call MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (toll-free).

About the Kudelski Group

        The Kudelski Group (SIX: KUD.VX) is a world leader in digital security and convergent media solutions for the delivery of digital and interactive content. Its technologies are used in a wide range of services and applications requiring access control and rights management to secure the revenue of content owners and service providers for digital television and interactive applications across broadcast, broadband and mobile delivery networks. The Kudelski Group is also a world technology leader in the area of access control and management of people or vehicles to sites and events. It additionally offers professional recorders and high-end Hi-Fi products. The Kudelski Group is headquartered in Cheseaux-sur-Lausanne, Switzerland. Please visit www.nagra.com for more information.

IMPORTANT INFORMATION

        This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities. Kudelski SA and Kudelski Interactive Cayman, Ltd., a subsidiary of Kudelski SA, have filed a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO with the SEC containing an offer by Kudelski Interactive Cayman, Ltd. to purchase all of the outstanding Class A shares of OpenTV not owned by Kudelski SA or its subsidiaries for US$1.55 per share. The tender offer and withdrawal rights are scheduled to expire at 11:00 pm New York City time on Thursday, November 12, 2009, unless extended as described in the offer to purchase filed with the SEC. The tender offer is being made solely by means of the offer to purchase, and the exhibits filed with respect thereto (including the letter of transmittal), which contain the full terms and conditions of the tender offer. OpenTV shareholders are urged to read carefully in their entirety those and other documents filed with the SEC, as they may be amended, because they contain important information about the tender offer. OpenTV shareholders can obtain copies of all materials filed by Kudelski SA with the SEC free of charge at the SEC's website, www.sec.gov, or by calling MacKenzie Partners, Inc., the Information Agent for the tender offer, toll-free at 800-322-2885. Shareholders can also access these and other materials related to the tender offer at www.opentvvalue.com.

        This communication contains forward-looking statements that involve certain risks and uncertainties that are difficult to predict. These statements are based on current expectations of Kudelski and its affiliates and currently available information. They are not guarantees of future performance and are based upon assumptions as to future events that may not prove to be accurate.

Investor contacts:	Media contacts:
Santino Rumasuglia	Daniel Herrera (European media)
Kudelski Group	Kudelski Group
+41-21-732-01-24	+41-21-732-01-81
Amy Bilbija/Bob Marese	Andrew Cole/Diane Henry (US media)
MacKenzie Partners	Sard Verbinnen & Co
650-798-5206/212-929-5500	415-618-8750

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Kudelski's Premium Tender Offer at US$ 1.55 per Share Superior to OpenTV's Standalone Prospects with Near Terms Revenues and Profitability at Risk